UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Non-Brokered Private Placement.

Vancouver, British Columbia, August 30, 2005: Evolving Gold Corp (CNQ:GOLD) is pleased to announce that the Company has agreed to a non-brokered private placement for total proceeds of $145,000. The financing is comprised of 290,000 units at $0.50 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant which will entitle the holder to purchase an additional common share of the Company at a price of $0.55 per share for a period of two years.

The proceeds of the private placement will be used for general working capital.

On behalf of Evolving Gold Corp.

"Lawrence A. Dick"

Lawrence A. Dick, Ph.D., P.Geo

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: August 31, 2005

/s/ Warren McIntyre
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director